April 12, 2005

Mr. John Cash
Accounting Branch Chief
Mail Stop 0510
Securities and Exchange Commission
450 Fifth Street N.W.

Washington, DC 20549

Re:  EMCOR Group, Inc.
     Form 10-K for the year ended December 31, 2004
     File No. 1-8267

Reference is made to your letter dated March 29, 2005 regarding the Form 10-K (the "Form 10-K") of EMCOR Group, Inc. (the "Company") for the year ended December 31, 2004.

I have set forth below the Company's response to the comments contained in your letter and all appropriate requested supplemental information. The numbered captioned paragraphs below correspond to the same numbered captioned comments in your letter.

     1. COMMISSION FILE NUMBER: In future filings the Company will use the current file number on the respective cover pages.

     2.   NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES; PROPERTY, PLANT AND
          EQUIPMENT: In future annual filings on Form 10-K, the Company will disclose the useful lives for each major class of depreciable assets.

     3. NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES; GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS: In future annual filings on Form 10-K, the Company will disclose the date of its annual assessment of Goodwill for impairment, which is October 1.

     4. NOTE G INCOME TAXES: The Company has recorded accruals to address certain specific federal and state income tax exposures. Such accruals include the tax reserves for certain probable tax exposures related to tax positions taken in the federal income tax returns for the years ended December 31, 1999 and 2000. During the first quarter of 2004, the Company reversed $9.6 million of previously established federal income tax reserves related to the 1999 tax year, due to the expiration of a statute of limitations which had been extended to March 31, 2004, without the Internal Revenue Service (IRS) asserting any claim.

          By March 31, 2004, the IRS would have had to issue a notice of deficiency. This event did not occur by March 31, 2004 and, accordingly, the tax reserves specifically allocated to the 1999 tax year were reversed. This reserve reversal was disclosed in our Form 10-Q for the period ended March 31, 2004, with disclosure included in Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

          During the third quarter of 2004, the Company reversed an additional $12.5 million of tax reserves into income. As discussed above, these income tax reserves were originally provided to address certain probable tax exposures in the Company's 2000 federal income tax return. The statute of limitations for IRS review with regard to the Company's 2000 federal income tax return expired on September 15, 2004 without the IRS asserting any claim. As such, these tax reserves were no longer required and were reversed during the quarter ended September 30, 2004. This reserve reversal was disclosed in the Form 10-Q for the quarter ended September 30, 2004, with disclosure included in Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

          In the Company's Form 10-K for the year ended December 31, 2004, the Company provided disclosure regarding the reversal of $22.1 million of income tax reserves. Disclosure is included in both Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

The Company acknowledges that: The Company is responsible for the adequacy and accuracy of the disclosure in the filings, staff comments or changes to disclosures in response to staff comments do not foreclose the commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the laws of the United States.

If you have any further questions, Please contact the undersigned at (203) 849-7999.

Very Truly Yours,


/s/ Mark A. Pompa
-----------------
Mark A. Pompa
Senior Vice President
Chief Accounting Officer and Treasurer


cc.
Leicle E. Chesser, Executive Vice President and Chief Financial Officer Sheldon I. Cammaker, Executive Vice President & General Counsel
Bernard J. McDonald, Ernst & Young LLP